Form 10KSB, Exhibit 13
period 1997-06-30
GENTNER COMMUNICATIONS CORP
filed 1997-09-30
CIK 840715

Exhibit 13.1

                             Annual Report




                  Gentner Communications Corporation
                           1997 Annual Report












Harnessing the momentum of change

(Butterfly Graphic)
(overleaf of front cover)

                               Contents

Report to Stockholders


1997 - The Year in Review


Description of Business

Properties


Market for Common Equity and Related Stockholder Matters


Management's Discussion and Analysis of Financial Condition and Results of Operations


Financial Statements

Single page with Words (CHANGE)
Single page with Words (CHANGE)
To the owners of Gentner Communications Corporation:

Fiscal 1997 represented a year of change for Gentner Communications. We restructured our organization, adding strength to our executive management team. This fine tuning enabled us to take a fresh look at our organization, offer a different perspective and provide a diverse approach to running our business.

Our culture is transitioning from a boutique manufacturing organization to a highly specialized service provider and an innovative technology company. More than ever, we are focused on our customers, our markets, our bottom line and what Gentner will look like in the new millennia.

Since our inception, our primary focus was on the broadcast market. Utilizing the same technology, in the late 1980's we expanded our concentration on quality audio products into the teleconferencing arena. When our reputation in the teleconferencing product area grew, many of our product clients requested that Gentner provide conference calling services, hence 1-800-LETS MEET(TM) was created. Now, it is the fastest growing division of our corporation.

Gentner is a company that is squarely focused on its core markets. As the Broadcast industry continues to evolve and experience convergence, Gentner has adapted well to this new environment. We have positioned ourselves to capture a fair share of the explosive teleconferencing market with both products and service. We continually challenge ourselves to carefully consider all of our product offerings to ensure we are placing our energy and resources on those things that have the greatest growth potential and rate of return. These strategies are clearly taking effect as our broadcast sales increased 20% and teleconferencing sales grew 29% during the past fiscal year over the prior year. Revenue from other product sales decreased by 10% during the same period - clearly reflecting a shift in focus.

While we will retain the agility and responsiveness of our entrepreneurial roots, we are honing in on our core lines of business - teleconferencing products and services, remote site control and telephone interface for broadcast. This focus enable us to effectively leverage our reputation, intellectual property and distribution channels.

As an organization that has acquired an enviable list of prestigious clients as represented throughout this document, we recognize that Gentner has been a best kept secret in the marketplace. It is now time to let the market know the power of our solutions.

Going forward, each new venture at Gentner must pass our return on investment model to ensure we are continually focused on consistent profitability. Every new product and service will be developed as a result of research validating consumer demand. This new discipline was put into effect in early calendar year 1997, with our market research for the Audio Perfect(TM) product line. As a result of our study, we developed products which were designed by our end user dealers and consultants.

Our business plan for last fiscal year called for a sizable investment in sales, marketing, facility expansion and returning to profitability by fourth quarter. We recognized the need to develop an infrastructure that would enable us to support growth going forward. We made a short term investment aimed at creating long term growth and profitability.

As you read through this annual report, you will discover that we have effectively accomplished our plan for 1997, with fourth quarter profitability of $119,000 and annual sales growth of 17% compared to fiscal 1996. Our investment in sales and marketing has begun to provide a return and the new facilities enables us to gain efficiencies while accommodating our anticipated growth.

There have been many successful initiatives in fiscal 1997. The restructuring of our senior management team and recruitment of new talent. The introduction of several new products and expansion of our international distribution. All of these efforts will inevitably fuel Gentner's success in fiscal 1998.

The most significant accomplishment for fiscal 1997, however, was perhaps our ability to establish a plan, accomplish it and make the hard changes that Gentner had to make in order to move forward.

With record sales and a keen eye on managing operating expense, we have been able to navigate Gentner into profitability. The task to achieve sustained profitability and growth has begun. Our newly added strength and clearly defined strategies will enable us to accomplish our corporation's purpose: to provide a fair rate of return on investment to our shareholders.

Our plan for fiscal year 1998 has been developed and is underway. We are projecting $15.4 million in sales and $850,000 ($.11/share) in net profit. We will engage our total commitment and energy to realize these goals.

Gentner Communications Corporation is a great organization that is getting even better. We are focused on clear goals, and we have instilled in all of our associates a passion to accomplish them. Never before has this organization been more poised to harness the momentum of change.



                                 Russell Gentner
                                 Chairman of the Board, President
                                 and Chief Executive Officer


September 26, 1997


                        1997 THE YEAR IN REVIEW

As a communications company that focuses on audio solutions, Gentner has developed a core line of products and services which connect organizations that are geographically separated. This connection enables organizations to communicate more efficiently, timely and cost effectively. Our core lines of business enable us to leverage our technological expertise and the sales channels which distribute them.

               Teleconferencing Products and Services

VISION: Position the Gentner brand name as synonymous with mission critical audio teleconferencing products and services. [Picture of teleconference]

According to a recent article which appeared in USA Today, nearly one-third of corporations in the United States are utilizing audio teleconferencing as a new communication tool.

The teleconferencing products and services market is burgeoning. The International Teleconferencing Association (ITCA) reports that sales in calendar year 1996 were over $5 billion for teleconferencing products and services. In North America alone, over five million teleconferencing calls took place. In addition, the ITCA estimates that revenue for 1997 should increase to nearly $7 billion in both product and service sales. While video conferencing is on the rise, audio conferencing continues to increase at a greater growth rate.

As organizations continue to search for greater cost and time efficiencies, teleconferencing will continue to be utilized as one of the available solutions. However, to be accepted as a viable solution, the quality of the audio must be good and the delivery of the conference calling service must be excellent.

In the late 1980's, utilizing the same technology platform as our broadcast products, Gentner expanded into the teleconferencing product environment. Over the past several years, we have built a strong reputation for enabling quality audio in mission critical applications such as boardrooms, courtrooms and distance learning facilities. Mission critical means, when the quality of audio must be absolutely flawless. This recognition for high quality audio enabled Gentner to advance as one of the premier providers of mission critical audio products.

In fiscal 1997, our sales for teleconferencing products increased by 29%. We anticipate that sales growth for our teleconferencing products will continue to increase as the demand for high end installed products grows. High end installations are defined as boardrooms, hotel conference rooms, court rooms, telemedicine environments, long distances learning applications and rooms with complex audio systems. Our distribution channel of over 600 dealers, integrators and consultants select Gentner equipment for these mission critical installations.

Text Box Identifying Specific Clients:

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
A&M Records . America West Airlines . American Airlines . Bell Atlantic . Boeing
 . Bristol Meyers . Burlington Northern . Coca Cola Corporation . Columbia Gas Company . Cummins Engine . Davis, Polk, Wardwell . Gitano Jeans . Goldman Sachs
 . Hamilton . Honeywell . IBM . Intel . LDS Church . Marshalls Department Stores . Mayo Clinic . Morgan Stanley Capital Group . USAA . U.S. Bankruptcy Courts .
U.S. West Communications
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

As a result of our reputation for providing quality teleconferencing products, many of our clients turned to Gentner to provide conference calling service. Four years ago, we installed a conference calling service unit to accommodate ou our customer's needs. After extensive research, we realized the potential of this service sector and established what we believe to be a "best in class" conference calling division under the brand name 1-800-LETS MEET(TM).

Our 1-800-LETS MEET(TM) conference calling service has grown quarter over quarter, with sales up by 94% from 1996. Because of our reputation as a quality audio company, Gentner has been recognized as a highly specialized conference call provider. When the call must be absolutely perfect and requires more hands on attention, Gentner is often the provider of choice. Our conference calling expertise has been used in many of the same environments where our products have been installed.

An example of this synergy is our program with the Federal Bankruptcy Court System. Almost four years ago, the Honorable James R. Grube of the U.S. Bankruptcy Court of Northern District of California pioneered a new way for attorneys to meet with judges to handle bankruptcy cases. By enabling attorneys and their respective clients to appear telephonically in the courtroom, Judge Grube's visionary, new media of communication has saved the government literally thousands of dollars in hard cost and time savings. Under his guidance, Gentner Court Conferencing(TM) was established to facilitate these telephonic appearances. Today, attorneys, clients and judges conduct court sessions through Gentner's service. We continue to see strong sales growth in this service sector and will build the commensurate infrastructure to support this core business.

Perhaps the most synergistic sales opportunity for Gentner is our ability to use our existing dealer distribution channel to cross sell conference calling service. When our products are specified, many times they are used to accommodate conference calls or augment the audio of video conferencing. This represents a great opportunity to cross sell our services. We have established an incentive program for our dealers to identify these opportunities to sell our service. The ability to provide both technology and service is a key differentiation for Gentner in the audio manufacturing market.

As a result of our extensive experience in teleconferencing products, education and service, several organizations have asked us to assist them in exploring teleconferencing as an alternative communication media. Through our Communications Audit Process(TM), we work with organizations to explore ways of improving overall communications and evaluate how they may save the travel time and expense associated with face to face meetings. In the later part of fiscal 1997, we established a team of communication consultants and have sent them to organizations around the country to explore the feasibility of this service. Preliminary results hold promise for 1998.

In mid fiscal 1998, we will introduce a new line of products - the Audio Perfect(TM) series. This product is being developed based on feedback from the end user audience to provide a series of solutions in one box, eliminating the need to integrate multiple manufacturers.

Text Box Identifying Specific Clients:

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Amoco . Arthur Anderson . Ball State University . Bank of America . Capitol Group . Chevron . Chicago Board of Trade . Citicorp . Egleston Children's Hospital . Federal Express . GTE . General Electric . Jones, Day, Reavis & Poque
 . Jones, Waldo, Holbrook & McDonough . Kaiser Permanente . Capitol Group . Pacific Gas and Electric . Santa Fe Railroad . TRW . Texaco . Time Warner . University of North Carolina . University of Iowa . University of Oklahoma
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
The Audio Perfect(TM) Series provides a breakthrough technology with its eight channel Distributed Echo Cancellation, microphone and matric mixing capabilities.
This product series is a one-box solution that was designed and requested by our distributors and customers.

As Gentner Communications continues to seek real growth opportunities, we see the niche markets of our teleconferencing products and services as the greatest potential for our organization. Gentner is in an excellent position to provide products, education and service solutions to this growing multi-billion dollar consumer base.

               Broadcast:  Telephone Interface & Site Control

Vision: Make Gentner the dominant world-wide brand of radio and television products that connect to a telephone line.

[Picture of broadcaster using Gentner Equipment]

Broadcast sales increased by 20% last fiscal year. We continue to introduce innovative products that meet the needs of this changing industry and leverage our name brand recognition while expanding our distribution worldwide.

Telephone Interface

For nearly twenty years, Gentner has served the broadcast market with telephone interface products that bring callers live "on-air" to millions of listeners. The Gentner name in the broadcast industry is synonymous with telephone interface products. Our prestigious clientele includes: CNN, WGN and the major networks, to name a few.

Our focus during fiscal 1997 was to develop a new line of CE compliant digital telephone hybrids, enabling worldwide distribution. This new product family was introduced at the National Association for Broadcasters (NAB) Trade Show in April, 1997 - the largest worldwide forum for this industry. The new digital hybrid products began shipping in June, 1997 -with orders far exceeding our expectations.

This new product line is used for radio and television shows, allowing the audience to call in and talk with the talk show host.

The changing worldwide broadcast environment is ripe for opportunities. By understanding the dynamics of the industry, we have positioned ourselves to seize international growth by establishing a network of dealers throughout Europe, Asia, Australia, Latin America, Africa and new markets in North America. In late calendar year 1997, we will be conducting marketing research in the broadcast market to garner closer intelligence of this industry, its changing dynamics and identify future opportunities for Gentner Communications.

Remote Site Control:

In November 1996, Gentner began to ship its GSC3000 Remote Site Control product family. This Product resides at the remote transmitter site for radio and television stations. It serves as an off site engineer that can, for example, turn the generator on in the event of a power failure, adjust settings and let the engineers know there is a problem at a specific site.

Text Box Identifying Specific Clients:
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Aim International, Nampa, ID . Arbor Radio, Ann Arbor, MI . Christian TV Network, Largo, FL . EMI/FEMA/NETC, Emmitsburg, MD . Imagine Publishing/Radio, \Brisbane,

CA . Jones Radio Network, Englewood, CO . KCXL Radio, Liberty, MO . KPDX TV, Portland, OR .
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

This new product is easy to install, simple to use and is scaleable to meet the specific size of sites involved - whether one or twenty one.

In April 1997, the GSC3000 was also a featured product at the NAB trade show. While the predecessor product, the VRC2000, was sold almost exclusively to the radio market, this new product received a great deal of attention from the television group. This exposure to a broader buying audience has increased sales, and we anticipate that sales for fiscal 1998 will continue at a strong pace. Additionally, the GSC3000 has been well received by the international community.

By fall 1997, Gentner will ship the voice interface feature of the GSC 3000, which enables the end user to interact with the system via the telephone. This feature, has been much awaited for by the broadcast community and should boost sales of this product even further.

While our fiscal 1997 sales goals were fairly aggressive, the results eclipsed our expectations. We sold more than three times the sales volume over the prior fiscal year. Broadcast remains a profitable foundation for our growth.

                            Other Markets

Over the years, Gentner has established a full line of products that were either tangential to our core competencies or profitable in their own right. More recently, Gentner has made a strategic decision to eliminate those products which are no longer key to the organization's core competencies or whose growth potential is no longer congruent with our financial model. As a result, several products have been eliminated and several others have been placed under consideration.

As a result of this strategy, we have seen a reduction of 10% in our other income category from fiscal 1996. Through a very methodical process, we have been slowly eliminating our dependence on other income revenue streams and transitioning to greater growth from our core lines of business. This is evidenced by our continued sales revenue growth in Broadcast by 20% and Teleconferencing by 29%, respectively, compared to fiscal 1996. Our projections for fiscal 1998 are to see a continued decrease in our other income category and a continuing increase in our core competencies.

Included in the other income category is our Assistive Listening Systems product line. With the American with Disabilities Act and the aging baby boomer population, sales of our Assistive Listening Systems increased 40% as compared to fiscal 1996.

The enactment of the Americans with Disabilities Act, which requires four percent of public seating to have assistive listening devices, is creating a large market for Gentner's Assistive Listening Systems product line.

Text Box Identifying Specific Clients:

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Four Corners Broadcasting, LLC, Durango, CO . KPTV-TV, Portland, OR . KPWR Radio, Burbank CA . Paxson Communications of Milwaukee, WI . Salt Lake City Department of Transportation . WJJA TV, Oakcreek, WI . WKOW TV, Madison, WI. WPTA, Mechanicsburg, PA . WRAW/WRFY Radio, Reading, PA . WRTK the Radio Center, Youngstown, OH . WTGI TV, Philadelphia, PA . WTWB TV, Morroeville, PA . WXTV Channel 41, Secaucus, NJ
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

During fiscal 1997, we focused our attention on providing OEM customers with this product line, thus increasing the sales channels beyond our traditional dealer network. The Company's sales to the OEM market for this product have grown as evidenced by our addition of two new alliances during fiscal 1997.

With the installation of our teleconferencing products in many public settings, the sale of Assistive Listening Systems is a natural progression to ensure the conference room is complete with quality audio and equal access to those who are hearing impaired.

                       Operational Highlights

Fiscal year 1997 was a year for building an infrastructure that would support our future operations and growth at Gentner Communication Corporation. We expanded our facility, invested in factory automation, and streamlined many of our operating procedures to create greater efficiency.

During the third quarter, Gentner completed a facilities expansion with the addition of 20,400 square feet, bringing the total facility to 40,400 square feet. Utilizing modular office furniture, we created an open environment for greater team participation. Additionally, we integrated modern telephony and computing tools to improve our communication responsiveness to customers. All of these enhancements were implemented to create effectiveness in our production, communications and teamwork.

The building expansion created needed space for sales & marketing, research and development, finance team resources, a communications center, a conference call center, training rooms, and the manufacturing facility.

We made many changes to our production factory during the year as well. We installed a complete Surface Mount Technology (SMT) production line, designed and implemented automated product test and quality control processes, and focused on improving our shop floor layout and material flow. Each enhancement was designed to increase quality and improve our overall gross profit margin.

The installation of our SMT production line rewarded Gentner by reducing inventory, increasing product reliability and enhancing production velocity. This tool added the needed capacity to produce the latest SMT- based Gentner products, enabling us to produce products in minutes that once took us hours to manufacture.

Gentner's technology resources invented new processes to improve product testing. Many automated systems are now in place, also adding to our production velocity and product quality. We reorganized the production floor to improve material flow. New raw material and finished goods stockrooms have also been brought on line. These changes have also increased our production efficiencies. Our product distribution center was also redesigned to improve customer responsiveness and increase capacity.

Gentner continues to focus on driving our factory inputs, using an advanced, computerized Manufacturing Resource Planning (MRP) system. This tool, together with increased focus on vendor relations, has contributed to our successful inventory management. Our goal is to constantly challenge the model of what we produce and how we produce it to optimize every efficiency possible.

(Picture of Company Facility)

                          On the Horizon

Our corporation has undergone many positive changes during fiscal 1997. While we restructured our organization to eliminate specific positions, we also recruited new talent to our team. The addition of new senior management team members brings over sixty years of collective experience across a diverse group of industries and geographic areas. This experience is serving Gentner exceptionally well in our determination to advance our organization to the next level.

(Picture of Senior Management Team)

We have actively recruited additional key personnel to build a more diverse organization - thus broadening our perspective and adding new disciplines to our team.

(Pictures of teleconferencing products, 800 Lets Meet Sales and Operations Team, Broadcast team and products)

Our core businesses grew over 25.5% during fiscal 1997. Our ancillary lines of products are now under careful consideration to ensure they are providing the maximum results in both sales and profits.

(Pictures of a sampling of Gentner ad campaigns and literature)

We have established a professional, internal ad agency to heighten the quality of our marketing campaigns, research and image advertisement.

(Pictures of Ticker Tape Gentner Trading Symbol)

To encourage associate (employee) ownership, we have established an employee stock purchase program. This allows our associates to purchase shares of stock through payroll deduction, with the Company making a matching contribution of ten percent.

(Picture of employee on the phone)

We have introduced sales and client retention incentive programs to our associates to ensure that they are focused on client satisfaction.

(Picture of classroom setting)

In early fiscal 1998, the doors to Gentner University will open to educate our associates and our dealers on all products and services.

(Picture of Gentner employees)

We have established a profit sharing program for all employees through our matching 401(k) contributions.


                      DESCRIPTION OF BUSINESS


OVERVIEW

Gentner Communications Corporation (the "Company") is a corporation organized under the laws of the State of Utah in 1983. The Company develops, markets, and distributes technologically advanced products and services, for the teleconferencing and broadcast markets. Up to 1991, the Company's primary business was the sale of studio and transmitter related equipment and accessories to broadcast facilities. Since then, the Company has applied its core digital technology gained in the broadcast telephone interface market to the development of products for the teleconferencing market. In addition, the Company offers aconference calling service. The Company now sees an opportunity to position itself as the supplier of premium, mission critical audio teleconferencing products and services used in conference rooms, distance learning facilities and court rooms and is engaged in expanding its infrastructure, marketing, selling and product development capabilities to pursue this vision.

In 1991, using the technological expertise gained in the Broadcast market, the Company commenced marketing products specifically developed for the Teleconferencing market. The Company's teleconferencing products, which are used to conduct audio teleconferences, allow users to speak into microphones and listen through speakers without the cut-offs, distortion, and noise associated with traditional speakerphones, providing for a more natural, two-way conversation among participants. The Company's product lines consist of high-end teleconferencing systems installed in conference rooms, distance learning facilities, and court rooms. In fiscal 1993, the Company commenced a conference calling service operation, branded 1-800 LETS MEET(TM). This service is marketed to geographically separated corporations, and organizations requiring mission critical conference calling services. Sales of products and services to the Teleconferencing market accounted for 39% of the Company's total sales during fiscal 1997.

The Company initially began selling its products to the telephone interface portion of the Broadcast market. This product line is primarily used to put
callers on the air for call-in talk shows.   Additionally, the Company sells
remote site control products that help engineers monitor and control remote transmitter sites for the broadcast market. During fiscal year 1997, the broadcast market accounted for 44% of the Company's total sales.

The Company also has other products and services that account for the remaining 17% of sales which include assistive listening products, product repair and other products.

BUSINESS STRATEGY

The Company's teleconferencing strategy is to provide teleconferencing solutions that help businesses facilitate group communication, avoid wasted travel time, solve problems through group input, and get faster results. In addition to growing its conference calling service, the Company plans to continue developing and manufacturing teleconferencing equipment for conference rooms, distance learning facilities and courtrooms. Sales growth is expected to come through growth in conference calling service and new equipment introductions, enhancements, and increased international distribution. During fiscal 1997 the Company made a significant investment in the sales and marketing area, hiring a Vice President of Sales and Marketing, expanding its marketing efforts, and hiring additional sales people in order to pursue this market. In addition, the Company has been developing a new line of products under the brand name Audio Perfect(TM) that it plans to begin shipping in the second quarter of fiscal year 1998.

The Company believes that there is a significant growth potential in the U.S. Teleconferencing market. According to statistics published by the International Teleconferencing Association, Teleconferencing sales grew 24% during calendar year 1996, with sales of both teleconferencing equipment and conferencing services at $1.95 billion for calendar 1996. While the past is at best only an indicator of what the future might hold, the Company plans to allocate a large portion of its resources to develop and market teleconferencing products and services to this market. Due to the larger market size and potentially greater competition, the marketing of Teleconferencing products and services will continue to require substantial marketing resources and research and development efforts. To this end, the Company will continue to seek highly trained and experienced personnel. Additionally, the Company has aggressively focused on research and development to create an expanded and technologically superior line of products. The Company's strategy continues to be to sell its teleconferencing products through national and international dealers who focus on integrating teleconferencing facilities for organizations.

The Company is building a direct sales staff to sell the Company's conference calling service directly to end users through telemarketing. The Company believes that it has the potential to market and sell both its products and services by partnering with key dealers in the selling process. The Company believes its strategic differentiation is that it can provide higher quality products and services as a package for organizations who require premium, mission critical solutions.

BROADCAST PRODUCTS

In Broadcast, the Company continues to market and develop new products and enhancements for telephone interface and remote site control product lines. The Company has developed a strong brand awareness in this market, and has experienced continued sales growth. However, growth in this market is limited by the small size of the market. Thus, the Company's strategy is to use the broadcast portion of its business as a foundation to grow its share of the larger teleconferencing market.

The Company feels it is critical to stay focused on its core competencies by concentrating on the teleconferencing and broadcast markets by eliminating any product line that does not fit strategically. The Company has stopped selling audio processing equipment, and will evaluate each product offering that does not fit in its core competency.

TELECONFERENCING PRODUCTS

In 1991 the Company developed a line of audio teleconferencing products that is used in conference rooms, distance learning facilities and court rooms by applying the digital technology developed in its broadcast telephone products. These products are used to provide high quality audio teleconferencing, replacing and improving audio quality as compared to a speakerphone or in conjunction with video teleconferencing products and sound systems. Gentner products are used, for example, by the North Carolina school system as the audio portion of their video teleconferencing system in distance learning classes. Another example is the Federal Bankruptcy Courts in San Jose which use Gentner products for audio teleconferencing and sound reinforcement. Gentner has become well known for these types of products.

Recently the Company has introduced a new line of products under the brand name of Audio Perfect(TM) that the Company plans to begin shipping during the second
quarter of fiscal 1998.   These new products use a new digital technology called
Distributed Echo Cancellation(TM) and incorporate several functional devices including automatic microphone mixing, echo cancellation, audio routing, audio equalization, audio processing and remote control into a single device. Here-to fore, these functions required a separate electronic device to perform each function. The Company believes that its Audio Perfect(TM) product line will provide its customers with significantly better performance with less equipment and complexity. The Company believes there is a much larger market for its new line of teleconferencing products.

When these products are used with Gentner's conference calling service, the Company can deliver its customers a total audio teleconferencing solution. The Company believes that by providing both product and services to its customers, it can provide a significantly better solution than its competitors.

CONFERENCE CALL SERVICE

In February 1993, the Company launched its new conference call service to provide customers with a complete offering of teleconferencing solutions. This service can connect many different telephone callers worldwide with superior service and excellent clarity. While not a significant part of the Company's overall sales in the past, the Company saw significant growth from this segment during the last fiscal year as a result of hiring a dedicated sales force to target businesses that need mission critical conference calling services. The Company believes a significant opportunity exists in pursuing vertical markets for its products and services in conference rooms, distance learning facilities and courtrooms. By providing premium mission critical products and services, the Company believes these vertical markets will be highly responsive to a higher level of quality and service.

TELEPHONE INTERFACE PRODUCTS

The Company's telephone interface product line offers a full selection of products ranging from simple single line couplers to computerized multiple line systems used in talk show programs. An example of the computerized multi-line system is the Company's TS612 product, which it began selling in fiscal 1995. Using the TS612, broadcast talk show hosts can screen calls, transfer calls to on-air, conference several callers together, or monitor which callers are on hold and which are talking to the show's producer. The Company has recently introduced a new line of digital hybrids that replace other products. These new products offer improved performance, and the Company has experienced excellent market acceptance of these new products.

REMOTE SITE CONTROL PRODUCTS

These products help broadcasters fulfill legal requirements for monitoring and controlling their transmitters, which are often located in remote areas such as on mountain tops. The Company's products provide monitoring of conditions at the transmitter site and permit users to make adjustments to transmitters by remote control. The components offer users the option of monitoring and making such adjustments either via desktop computer or via touch tone telephones. In fiscal year 1997, the Company began shipping the new GSC3000 product series. These new hardware and software products are designed to augment the Company's existing transmitter site control products by permitting station managers to monitor several different sites using the same equipment. The GSC3000 has enjoyed betterthan expected sales performance.

ASSISTIVE LISTENING PRODUCTS

In March 1993, the Company began shipping its new Assistive Listening System ("ALS") products. These products provide a specially-processed audio signal for the hearing impaired in such facilities as houses of worship, schools, theaters, cinemas, etc. The equipment processes the program's audio for maximum clarity. Then the audio is transmitted over a limited range to small, portable receivers provided by the facility to patrons to listen to the program. Since introducing the ALS line, the Company has seen demand for its ALS products steadily increase as a result of additional products and increased emphasis in distribution and marketing. In fiscal 1995, the Company expanded its ALS product line with the introduction of an additional multi-channel receiver, a battery charger and other accessories. During fiscal 1996, the new PTX portable transmitter was introduced, and in fiscal 1997 both the TX37 transmitter and the RX1 receiver were re-engineered for better performance. ALS products and accessories currently are one of the Company's fastest growing product lines.

TELECONFERENCING MARKET

Sales to the audio segment of the teleconferencing market represented approximately 39% of total Company sales in fiscal 1997. The audioconferencing segment is a part of the total teleconferencing market, which also includes the Videoconferencing market segment. Although the Company designs and manufactures audio equipment that works in connection with the videoconferencing segment, it specializes in the audio portion of the teleconferencing market.

Products and services sold by all companies to the teleconferencing market include terminal equipment, telephone bridge equipment, conference calling services, and transmission services. The Company's primary focus is in the terminal equipment and conference calling service categories. According to industry sources, the calendar 1996 U.S. market for all teleconferencing products and services exceeded $5.1 billion. Industry sources also reported that this market has been growing at an average rate of 27% over the past three years, and is expected to grow to $6.4 billion in calendar 1997.

The Company believes that the audioconferencing segment of the teleconferencing market provides its most significant sales growth potential for the future, and plans to continue providing solutions to businesses and other end users through the sale of teleconferencing equipment and services.

BROADCAST MARKET

For fiscal 1997, the Broadcast market, which is served by telephone interface and remote site control products, was still the Company's largest revenue source, generating 44% of the Company's total sales. The Company's products are targeted and sold to radio and television stations, broadcast networks, and other professional audio customers.

The Company believes that the worldwide market for its telephone interface and site control products is approximately $40 million. The Company believes it has a worldwide market share of approximately 15%.

The United States is considered to be the predominant segment of the worldwide Broadcast market, with over 12,000 radio and television stations in operation. The Company estimates that this market will grow at an average annual rate of approximately 5%. The Company's products are sold mainly to renovate older studios and/or replace obsolete equipment. Although little new broadcast station construction has taken place in the past several years in the United States (due to the limited number of frequencies that become available at any given time), the Company believes that it will continue to experience growth in the Broadcast market as product innovations allow broadcast stations to upgrade their existing equipment and reduce operating costs. Furthermore, the Company has noted a recent organizational shift in the Broadcast industry, as an increasing number of stations have come under consolidated ownership and/or management control. The Company expects this trend to continue over the next few years. Due to its newer telephone interface and site control products' features that provide centralized monitoring and control of several facilities, the Company believes its broadcast products are especially well-suited to provide sales growth during this industry trend.

The Company has traditionally concentrated its efforts on selling its products in the United States. However, while the United States is considered to be the largest single Broadcast market segment in the world, it is believed to represent only 20% of the total worldwide Broadcast market. The international Broadcast market is expanding due largely to government deregulation and privatization of stations and due to an expansion in the number of frequencies available for commercial use. In 1991, the Company began focusing efforts on expanding its international market share and has appointed dealers located in key areas around the world (see "Description of Business -Distribution"). Such overseas Broadcast sales accounted for 19% of all sales by the Company to the Broadcast market. Sales of all products to all foreign markets, which includes both export sales and sales intended for overseas installation, principally in Canada, Europe, and Asia, accounted for 13% of total sales in both fiscal 1996 and 1995.




OTHER MARKETS

In addition to the Broadcast and Teleconferencing markets, the Company's products are sold into other markets, particularly the Professional Audio market. The Professional Audio market includes sound contractors who install audio and other equipment in churches, schools, auditoriums and other large facilities. The Company sells its products into this market generally through the same manufacturers' representatives and dealers that represent the Company in the

Teleconferencing market. The products sold to this market are primarily the telephone interface products, teleconferencing products and ALS products.

MARKETING AND SALES

Teleconferencing systems sales efforts are primarily aimed at audio/visual equipment dealers and consultants. These companies in turn provide audio solutions to end users in applications such as corporate board room audio and video systems, distance learning classrooms and facilities, telemedicine examination and diagnosing systems, court rooms, etc. The Company reaches these end users through a sales representative and dealer network that regularly interacts with potential end users in the target market. The Company actively participates alongside this network at communication forums, trade shows, and industry promotions. The Company intends to reinforce those efforts and increase sales by remaining involved in the distribution network and to offer training through Gentner University (an educational setting where dealers can obtain training on Gentner products).

Historically, the Company relied on its existing sales force and outside representative network to sell its conference calling service. During the past fiscal year, the Company hired a direct sales staff in an effort to increase sales. In addition, the Company is beginning to conduct its Communication Audit Process(TM) to help organizations determine if they are using conference calling as effectively and efficiently as possible.

The Company's Telephone Interface and Remote Site Control product sales efforts focus on domestic and international sales of these products through a worldwide network of dealers. Such efforts have included a combination of product catalogs, trade shows, telemarketing, direct mail, trade advertising, fax on demand, an Internet world wide web page, direct selling, and the creating of Gentner University. The Company will continue to support dealers with product information, brochures, and data sheets, and has been increasing its activities aimed at garnering the attention of end users. The Company will continue to sponsor sales promotions to encourage dealers to feature the Company's products, and will also focus more on end user interaction efforts. The Company will also continue to exhibit its products at selected high profile industry trade shows to ensure that the Company's products remain highly visible to dealers and broadcasters.

TECHNICAL SUPPORT

Technical support, which is generally provided over the telephone, provides timely, interactive help to customers needing operational or technical assistance with their products. The Company's technical support team regularly communicates with the Company's engineering and manufacturing groups to ensure up-to-date information is being given to the customers and to provide feedback to the Company that can be useful in initiating product improvements. The technical support team provides a vital role in solving customer problems and building customer confidence. The Company has focused its resources to ensure that strong technical support to its customers remains a competitive advantage. In addition, the technical support team generated approximately $133,000 in revenue for the Company for repairs not covered under warranty.

WARRANTY AND SERVICE

The Company provides a one year warranty on its products which covers both parts and labor. The Company, at its option, repairs or replaces products that are defective during the warranty period if the proper preventative maintenance procedures have been followed by customers. Repairs that are necessitated by misuse of such products or that are required outside the warranty period are not covered by the Company's warranty.

In case of a defective product, the customer typically returns it to the Company's facility in Salt Lake City, Utah. The Company's service personnel then replaces or repairs the defective item and ships it back to the customer. Generally, all servicing is done at the Company's plant, and the Company charges its customers a fee for those service items that are not covered by warranty. The Company does not offer its customers any formal written service contracts.

DISTRIBUTION

Teleconferencing Products.
-------------------------

The Company sells its teleconferencing systems and components through independent audio/visual equipment dealers and consultants. The Company also uses a national network of independent sales representatives. Currently, most of the Company's teleconferencing system sales are in the United States. The Company's primary strategy for foreign expansion is to establish dealers and master distributors in markets where it believes there is a growing need for products and services of the type offered by the Company.

The Company distributes products to the Professional Audio market via this same network of sales representatives and to independent sound contractors. These products include the Company's assistive listening system product line and other audio processing and routing equipment.

Teleconferencing Service.
------------------------

The Company primarily sells its conference calling service through telemarketing, and has recently expanded its activities and the number of employees in this area. The Company also plans to utilize this sales force in selling certain teleconferencing products directly to end users. The Company also sells services through its product dealers and independent representatives and provides wholesale conference calling services to two long distance companies.

Telephone Interface and Remote Site Control Products.
----------------------------------------------------

The Company's telephone interface and remote site control products are generally sold in the United States through non-exclusive independent broadcast equipment dealers. End users generally place orders with a dealer by calling a toll free number. The market is highly competitive, and it is not unusual for a customer to call several dealers to get the best possible price. Once a customer orders equipment, a dealer either ships the product to the customer from the dealer's inventory or orders the product from the Company to be shipped directly to the customer. Only the Company's largest dealer is also a manufacturer of communications systems and equipment. This customer is the Company's predominant dealer in the Broadcast market and is believed by the Company to be the dominant supplier of equipment for radio stations in the United States. Sales to this dealer represent a significant portion of Company sales, accounting for approximately 12% of the Company's total sales in fiscal 1997, and 11% and 18% during fiscal 1996 and fiscal 1995, respectively. However, the Company believes that if it were to lose this dealer, it could sell its products to customers either directly or through other dealers. With respect to international sales, the Company has established international relationships with dealers for its broadcast products in Europe, Canada, Asia, the South Pacific, and Latin America.


COMPETITION

The principal competitive factors in the Company's markets include innovative product design, product quality, established customer relationships, name recognition, distribution, and price.

The Company believes that its ability to successfully compete in the Teleconferencing market is essential to the Company's growth and development. There are other companies with substantial financial, technical, manufacturing and marketing resources currently engaged in the development and marketing of similar products and services. Some of these companies have launched products competitive with those being developed and manufactured by the Company. However, the Company has used its core digital technology to produce what it believes are audio teleconferencing systems and equipment of superior performance. The Company believes it is the only provider of both high end teleconferencing products and mission critical conference calling services, and feels it can uniquely position itself in the rapidly expanding Teleconferencing market.

In the Telephone Interface and Remote Site Control markets, the Company has several competitors in each of its product lines. There is not, however, any single competitor who directly competes with the Company in all such product lines. Although some of the Company's competitors are smaller in terms of annual revenues and capitalization, such competitors are usually focused on a single product line. They can therefore devote their resources to products that are directly competitive with, and may adversely impact sales of the Company's products. However, the Company's name is well known with respect to its products. This advantage, coupled with the Company's size, will likely enable it to preserve and increase its market share.


RESEARCH AND DEVELOPMENT

The Company is highly committed to research and development. The Company views its investment in research and development as a key ingredient to long-term business success. The Company expended $1,046,757 and $929,132 on research and development in the fiscal years ended June 30, 1997 and 1996, respectively.

The Company is continually developing new products and services. Current new research and development efforts are focused on the teleconferencing system products, broadcast telephone interface products and enhancements to the remote site control product family. The Company also heavily invests resources in technically sustaining and refining existing products. Moreover, the Company continues to allocate resources to obtain and maintain product regulatory compliance, both domestic and international, and has three full time employees dedicated to this effort.

The Company's core technological competencies include many areas of telecommunications and telephone acoustic echo cancellation. The Company's capability to use Digital Signal Processing ("DSP") technology to perform audio processing operations is also a core competence. This technology is critical to the performance of the Company's products. The Company maintains an internal computer aided design ("CAD") team. This team creates the necessary electrical schematics, printed circuit board designs, mechanical designs, and manufacturing documentation to support the research and development efforts. The Company's CAD and product design teams use networked computing systems and sophisticated software programs to facilitate all aspects of product development.

The Company believes that ongoing development of its core technological competencies is vitally important to future sales.

PATENTS AND PROPRIETARY RIGHTS

Trade secrets, proprietary information, and technical know-how are important to the Company's scientific and commercial success. The Company currently relies on a combination of trade secrets and nondisclosure agreements to establish and protect its proprietary rights in its products. The Company is in the process of obtaining trademark registration for "1-800 LETS MEET" for its conference calling service, "Distributed Echo Canceling" to describe the Audio Perfect products, "Gentner Court Conferencing" for the service the Company provides to the courts, and "Communications Audit Process" to describe the consulting service it offers to businesses.

GOVERNMENT REGULATION

The Company designs and manufactures its equipment in accordance with the technical design standards of the Federal Communications Commission ("FCC") Part 15 and Part 68. Part 15 of the FCC Rules governs the levels of electromagnetic radiation emanating from commercial computing equipment. The Company endeavors to conform all of its products covered by Part 15 of the FCC Rules based on testing performed at a FCC approved testing facility. Part 68 of the FCC Rules sets forth standards for telephone equipment that is intended to be connected to the Public Switch Telephone Network ("PSTN") used within the United States. The Company's applicable telecommunications products are tested by an independent testing laboratory and are registered with the FCC.

The Company also designs and manufactures its equipment pursuant to industry product safety standards. The Canadian Standards Association ("CSA"), an approved Nationally Recognized Testing Laboratory ("NRTL") under direction of the Occupational Safety and Health Administration ("OSHA"), tests all products and performs quarterly audits for continuing compliance to applicable safety standards.

Several of the Company's products are currently registered for sale in various international markets. The Company must conform with design standards similar to those of the FCC and CSA in each of the foreign countries in which the products are sold.

MANUFACTURING

The Company currently manufactures and/or assembles its products using purchased or leased manufacturing equipment. Most of the equipment presently being used will continue to be utilized for several years. The Company's manufacturing facility incorporates modern, modular assembly work stations and work accessories that enhance the efficiency and quality of the manufacturing process. In July 1996, the Company installed a new surface-mount assembly line. Most new sophisticated electronic equipment designs now utilize surface-mount technology, which incorporates smaller, more powerful electronic components and computer chips than used on "through-hole" circuit boards in the past. This new manufacturing capability has reduced manufacturing costs, and increased production efficiencies and capacity. If sales increase substantially, the Company may be required to invest in additional manufacturing equipment.
Subject to financial considerations, the Company does not believe it would experience any difficulty in obtaining any additional equipment that might be needed as a result of any substantial sales increase (see "Management's Discussion and Analysis --Financial Condition and Liquidity").

The Company generally purchases its assembly components from distributors, but also buys a limited amount directly from manufacturers. Printed circuit boards and metal work are purchased directly from local suppliers. Its principal suppliers are Hamilton Hallmark, Arrow Electronics, Bell Industries, Standard Supply Company, Precise Metal Products Company, and Precision Technology. Of these principal suppliers, only Precise Metal Products, which does all of the Company's metal stamping work, is single source. Precise Metal Products could be replaced by at least three local and eight regional metal stamping companies with little disruption in the manufacturing process. The Company's general policy is to have a minimum of two vendor sources. Many of the components utilized are bonded by certain distributors and manufacturers. This bonding process places ordered products on the distributors' shelves until the product is required by the Company. This allows the Company to reduce its inventory while maintaining available stock.

The Company's assistive listening systems products are manufactured in Taiwan and shipped to its facility to complete the packaging before shipping to its customers.

The Company uses a real time computer system to monitor its manufacturing process, which allows the Company to utilize cost accounting for each product and to monitor profitability in each phase of the manufacturing process. The software is covered under a maintenance contract which allows for new version upgrades. The Company has developed an extensive software back-up system that provides for daily back-ups housed in a fire-proof safe.

TELECOMMUNICATIONS AND INFORMATION SYSTEMS

The Company has become heavily reliant on its telecommunications and information systems (network) in order to conduct its day-to-day operations. Failure of the network for an extended amount of time could be detrimental to the Company's ongoing business (see "Risk Factors"). As such, the Company endeavored in the last year and will continue to develop an appropriate infrastructure that could support and enhance growth, reduce down time and improve operational efficiencies. The Company has contracted with outside consultants and companies to develop what it believes is a state-of-the-art network facility. Network features aimed at these objectives include prewiring of the Company's building for ease of changes and new installations; several different backup power sources to guard against power failure; redundant equipment and circuit cards for some equipment; alarm systems and monitoring equipment; and temperature controlled network room. In addition, the Company endeavors to fully back up its electronic data in case of catastrophic failure.

The Company is now focused on making its network fully scaleable to accommodate expected growth. Especially noteworthy is that as conference calling service revenues grow, the network structure must expand at the same rate. Last year, the Company's conference calling services grew 93%. As such, the Company is engaged in developing network expansion plan that can accommodate this fast growth. In addition, the Company is also developing plans to overhaul its information database. Currently, the Company utilizes several different databases and software tools. However, the Company plans to develop a single database system that all employees will utilize.

EMPLOYEES

As of June 30, 1997, the Company had 113 employees, all of which were full time employees. None of the Company's employees are subject to a collective bargaining agreement.


                             PROPERTIES

All of the Company's operations, including its executive offices, conference call service, product sales, research and development, and manufacturing, are conducted in a 40,000 square feet facility located south of Salt Lake City (the "Research Way facility"). The Research Way facility is a modern building leased by the Company. The base monthly rent for this facility currently is approximately $22,400. The facility is in good condition and the Company believes the facility will be reasonably adequate to meet its foreseeable growth in the future. Monthly rents are scheduled to increase ratably over the next ten years. The new facilities will allow the Company to grow steadily during this time, as the landlord has granted certain expansion options to the Company with respect to adjacent building space.


                    MARKET FOR COMMON EQUITY AND
                    RELATED STOCKHOLDER MATTERS

The Company's common stock is traded in the over-the-counter market on the NASDAQ System under the symbol "GTNR." Warrants are traded under the symbol "GTNRW". The following table sets forth quotations for the common stock for the last two fiscal years.

                  1997                          High            Low
                 ------                        ------         -------

          First Quarter                        $ 1.06         $ 0.75
          Second Quarter                         0.94           0.69
          Third Quarter                          0.97           0.66
          Fourth Quarter                         0.78           0.59



                  1996
                 ------
          First Quarter                        $ 1.94         $ 0.78
          Second Quarter                         1.63           0.88
          Third Quarter                          1.31           0.94
          Fourth Quarter                         1.28           0.75


The above inter-dealer quotations were obtained from the National Association of Securities Dealers (NASD), do not reflect markups, markdowns, or commissions, and may not represent actual transactions.

The Company does not pay a cash dividend and does not anticipate doing so in the foreseeable future. Currently, the Company's line of credit prohibits the payment of dividends.

As of September 1, 1997, there were approximately 2,800 holders of common stock of the Company.




                 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
              FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Year Ended June 30, 1997 Compared to Year Ended June 30, 1996.

Sales for the year ended June 30, 1997 ("fiscal 1997") increased 17% compared to the prior fiscal year ended June 30, 1996. This increase is due to the Company focusing on its core businesses: teleconferencing products and services, remote site control and telephone interface products.

Product and conference calling service revenues from the teleconferencing market increased 29% during fiscal year 1997 as compared to fiscal year 1996. Product sales increased 20% primarily due to sales of the GT724 audio teleconferencing system. The Company started shipping this product in the beginning of the fiscal year, and sales have remained strong during the entire year. The GT724 system is used in conference rooms, distance learning facilities and court rooms. The Company's conference calling service increased 93% in fiscal year 1997 over fiscal 1996. This significant increase is due to the Company hiring a dedicated, direct sales force and due to aggressive marketing campaigns during the year. The Company is focused on providing premium, mission critical conference calling services for conference rooms, distance learning facilities and courtrooms.

Sales in the broadcast market grew 20% in fiscal year 1997 as compared to fiscal year 1996. In the telephone interface segment, the Company introduced a new product line late in the fiscal year, unveiling the new digital hybrid line at the National Association of Broadcasters show in April 1997. Shipments began in June 1997. Remote site control sales grew significantly when the Company began shipping the GSC3000 remote site control product line in November 1996. The GSC3000 monitors and adjusts settings at one or more remote transmitter sites, or an engineer can adjust the settings via a personal computer. Historically, the Company's remote site control products have sold primarily in the radio market, but the GSC3000 has been accepted in the television market, resulting in increased sales.

During fiscal 1997, other product sales experienced a 37% decrease as compared to fiscal 1996 as the Company's primary focus was on its core business lines. The Company stopped selling Audio Processing products and has seen decreased sales in the audio routing and distribution and portable teleconferencing products. The Company believes these product lines have taken focus and resources away from its core businesses, and expects to see these continue to decline.

The Company's gross profit margin increased to 48% in fiscal 1997 as compared to 45% in fiscal 1996. This improvement in gross profit margin can be attributed to higher margin product mix, product pricing and the in-house surface mount manufacturing technology the Company began using in fiscal 1997. The Company continues to work towards increasing its gross profit margin. For products, the Company has recently increased prices and is working to reduce actual manufacturing costs. However, the Company's conference calling service has a lower gross profit margin, which, as it becomes a higher percentage of total sales, could negatively impact the Company's overall gross profit margin.

For the year ending June 30, 1997, the Company's operating expenses increased 40% compared to the previous fiscal year. As previously reported, the Company invested significantly in its infrastructure during fiscal 1997 in an effort to prepare for future growth. Sales and Marketing expenses increased 49%, General and Administrative expenses increased 43% and Product Development expenses increased 13% from fiscal year 1996 to fiscal year 1997.

The Company underwent some significant changes in its Sales and Marketing area in fiscal 1997. It hired its first Vice President of Sales and Marketing to focus specifically on increasing sales. The Company also hired a direct sales force to sell its conference calling service, incurred one time marketing expenses regarding its conference calling service, hired internal marketing people and invested significantly in market research prior to developing new products. All these events contributed to the increase in sales and marketing expenses, and the Company believes these initiatives will help sustain long-term sales growth.

General and Administrative expenses increased 43% in fiscal 1997 as compared to fiscal 1996. Most of this increase is due to the Company expanding its facility, doubling the square footage. Occupancy costs also increased significantly, as well as other costs associated with expanding operations (human resources and information systems management). The Company feels this investment in the infrastructure will sustain long term growth as the Company moves forward.

During fiscal 1997, Product Development expenses increased 13% as compared to fiscal 1996. This increase is a result of hiring additional engineers to focus on specific product areas. The Company also expended significant resources in developing new teleconferencing and site control products.

Interest expense increased 6% when comparing fiscal 1997 to fiscal 1996 due to increased borrowing requirements to fund growth. This increased borrowing occurred towards the end of the fiscal year when the Company finalized the financing required for the facility expansion.

Year Ended June 30, 1996 Compared to Year Ended June 30, 1995.

Sales for the year ended June 30, 1996 ("fiscal 1996") increased 3% compared to the prior fiscal year ended June 30, 1995 ("fiscal 1995"). Shipments of new products during the first half of the fiscal year were the primary reasons for the increase. Offsetting this sales growth during the third quarter were weather factors and the federal government shutdown.


Broadcast market sales for the year ended June 30, 1996 were up 3% over fiscal 1995. Increased sales from earlier in the fiscal year were due to the Company's new TS612 talk show telephone system. The Company has received favorable customer response to this product, and has finalized new enhancements which were introduced during the third quarter. Increased sales also resulted from another new product, the Company's recently introduced Telehybrid telephone interface unit. This new product allows broadcasters to make easy connections to either digital or analog phone lines in various "on-air" broadcast applications. These sales increases during the first half of the year were offset somewhat by circumstances which occurred during the third quarter. Severe winter weather conditions experienced in the Northeastern part of the United States affected several of the Company's broadcast dealers and their customers who postponed orders. In addition, capital investment plans by broadcast customers were uncertain due to anticipated changes in station ownership provisions included in the then pending Telecommunications Act of 1996. After the Telecommunications legislation passed, the approval of any such ownership changes was then interrupted by the temporary shutdown of the Federal Communications Commission. The Company feels that these circumstances resulted in a temporary slowdown, and noted that Broadcast sales during the fourth quarter of fiscal 1996 were at approximately the same level as during the second quarter.

Sales to the Teleconferencing market rose by 4% during the 1996 fiscal year as compared to the previous fiscal year. The Company experienced higher sales during the first six months of fiscal 1996 primarily due to shipments of the new AVT line of products. These units were designed specifically for use in conjunction with videoconferencing and distance learning. Also contributing to Teleconferencing sales throughout fiscal 1996 were shipments of the ET100 and ET10 portable teleconferencing units. The Company spent time earlier in the year making design modifications and improvements to the ET100, and released version 2.0 during the second fiscal quarter. The ET10 is the first full-duplex conferencing product designed for use in an individual office or cubicle, and the Company began shipments during February of 1996.

In offsetting these sales increases to the Teleconferencing market, the federal government shutdown during the third quarter affected the Company's sales to this market as well. A significant number of the Company's teleconferencing systems are utilized in distance learning applications located at educational facilities. The Company's dealers bid many of these systems to universities and colleges who purchase the equipment using federal grants. While grant approvals at federal agencies were temporarily suspended, time-sensitive bids expired, requiring dealers to prepare new bid packages. During the following quarter ended June 30, 1996, sales of those types of teleconferencing systems resumed to a level slightly higher than that experienced during fiscal 1996's second quarter.

The Company's gross profit margin percentage increased from 43% to 45% during the year ended June 30, 1996, as compared to the prior fiscal year. Some of the difference stems from a moderate sales price increase of the Company's products which took effect on July 1, 1995. In addition, the prior year's third quarter gross profit margin was lower than normal. Included therein were extensive revisions and updates made to the standard costs of several products and product subassemblies. Accordingly, the Company reflected the change as additional cost of goods sold during that quarter ended March 31, 1995. The revised product costs, coupled with the price increase, resulted in improved quarterly margins during the first half of fiscal 1996 over fiscal year 1995. As anticipated however, the Company experienced slightly lower profit margins of new products introduced during the quarter ended March 31, 1996, which also affected the full quarter ended June 30, 1996. The gross profit margin percentage during the fourth quarter was 42%.

For the year ended June 30, 1996, operating expenses overall went up 0.7% compared to fiscal 1995, mainly as a result of a 9% decrease in general and administrative costs. Such expenses were lower primarily as a result of cost saving efforts and efficiencies gained by modifying the organizational structure , a process which began yielding results during the latter half of fiscal 1995. Offsetting these savings, however, were increases in product development costs, which were up 16%. This was due primarily to expenses incurred during the current fiscal year's second and third quarters associated with new product and product enhancements, and also as a result of lower product development costs during the third quarter of fiscal 1995. The reason for the decrease during that period was the approximately $75,000 of software development costs that were capitalized. Marketing and selling expenses were up 2% during the year over fiscal 1995, due mostly to increased activities and customer research conducted during the quarter ended June 30, 1996.

Total interest expense for fiscal 1996 did not vary significantly from that of fiscal 1995, increasing by only 1%. Changes in the interest expense amounts stemmed primarily from differences in usage of the Company's line of credit facility. Interest expense for the last half of fiscal 1996 was 31% lower than during the same period for fiscal 1995, mainly as a result of short-term debt payoffs using cash generated from operations. Due to utilizing much of its excess cash beginning in fiscal 1995, the Company earned significantly less interest income during the first half of fiscal 1996.

The Company's statutory minimum provision for state income taxes was calculated using the rate of 0.3%. The federal rate was different than that which would normally have been applied, 34%, primarily as a result of changes to the valuation allowance for deferred tax assets.

FINANCIAL CONDITION AND LIQUIDITY

The Company's financial condition remained strong in fiscal year 1997. The Company's current ratio was 2.2 at the end of fiscal 1997 as compared to 2.5 at the end of fiscal 1996. While inventories decreased 17% during fiscal 1997, accounts receivable increased 9% and accounts payable decreased 6%. These changes all contribute to the financial strength of the Company. During fiscal 1997, the Company obtained permanent long-term financing for some furniture and equipment it purchased during the year. Because some of the financed equipment was originally purchased with cash, this enabled the Company to reduce its short term borrowings against its line of credit.

During fiscal year 1997 the Company continued with efforts to reduce inventory levels. Raw material levels decreased 7%, work in progress decreased 25% and finished goods decreased 20% when comparing fiscal year 1997 to fiscal year 1996. The Company has been able to reduce inventory levels, and yet maintain a supply sufficient to meet customer demand. The Company continues to focus on improving inventory levels and turns.

In the first quarter of fiscal 1997, the Company renewed its line of credit with a commercial bank. The total available on the line of credit is $2.5 million. The interest rate on the line is a variable interest rate (anywhere from three to five basis points over the London Interbank Offered Rate (LIBOR)). As of June 30, 1997 the outstanding balance was $723,000 with an interest rate of 10.7%.

As described in the footnotes to the financial statements, the Company has certain commitments relating to capital expenditures. These commitments are in the form of obligations classified as long-term debt and capital leases, both related to the financing of furniture and equipment. Together, the current obligation on these commitments was $331,178 in fiscal year 1997 and will be $627,750 in fiscal year 1998.

The Company continued to experience positive cash flows despite its losses for the fiscal year. The increased sales and decreased inventory levels provided positive operational cash flows for the Company. As sales continue to increase and inventory levels continue to improve, the Company anticipates that it can achieve its business plan through a combination of internally generated funds and short-term and/or long-term borrowing, if necessary.

FORWARD LOOKING STATEMENTS AND RISK FACTORS

To the extent any statement presented herein deals with information that is not historical, such statement is necessarily forward looking. As such, it is subject to the occurrence of many events outside of the Company's control. These occurrences could cause the Company's results to differ materially from those anticipated. A sample listing of such occurrences follows:

Competition - Rapid Technological Change
-----------------------------------------

     The Broadcast, Teleconferencing and ALS markets are highly competitive and characterized by rapid technological change. The Company's future performance will depend in large part upon its ability to remain competitive and to develop and market new products and services in these markets. The Company competes with businesses having substantial financial, research and development, manufacturing, marketing and other resources.

The markets in which the Company competes have historically involved the introduction of new and technologically advanced products and services that cost less or perform better. If the Company is not competitive in its research and development efforts, its products may become obsolete or priced above competitive levels.

Although management believes that, based on their performance and price, its products are attractive to customers there can be no assurance that competitors will not introduce comparable or technologically superior products which are priced more favorably than the Company's products.

Marketing
---------

The Company has gained experience over the last several years in marketing its products; however it is subject to all of the risks inherent in the sale and marketing of current and new products and services in an evolving marketplace. The Company must effectively allocate its resources to the marketing and sale of these products through diverse channels of distribution. The Company's strategy is to establish distribution channels and direct selling efforts in markets where it believes there is a growing need for its goods and services. There can be no assurance that this strategy will prove successful.

Dependence on Distribution Network
----------------------------------

The Company markets its products primarily through a network of representatives, dealers and master distributors. All of the Company's agreements retaining such representatives and dealers are non-exclusive and terminable at will by either party. Although the Company believes that its relationship with such representatives and dealers is good, there can be no assurance that any of such representatives or dealers will continue to offer the Company's products.

Furthermore, there are no obligations on the part of such representatives and dealers to provide any specified level of support to the Company's products or to devote any specific time, resources or efforts to the marketing of the Company's products, nor are there any prohibitions on dealers offering products that are competitive with those of the Company. Most dealers do offer competitive products. The Company reserves the right to maintain house accounts which are sold direct, however, the loss of a majority or all representatives or dealers could have a material adverse effect on the Company's business.

Limited Capitalization
----------------------

As of June 30, 1997, the Company had $63,992 in cash and $2,488,555 in working capital. The Company may be required to seek additional financing if anticipated levels of revenue are not realized, if higher than anticipated costs are incurred in the development, manufacture or marketing of the Company's products, or if product demand exceeds expected levels. There can be no assurance that any additional financing thereby necessitated will be available on acceptable terms, or at all.

In addition, the Company's revolving line of credit matures on October 24, 1997 and there can be no assurance that the Company will be able to extend the maturity date of the line of credit or obtain a replacement line of credit from another commercial institution. The Company had an outstanding balance payable of $723,000 on a $2.5 million line of credit as of June 30, 1997. To the extent the line of credit is not extended or replaced and cash from operations is unavailable to pay the indebtedness then outstanding under the line of credit, the Company may be required to seek additional financing.

Telecommunications and Information Systems (Network)
----------------------------------------------------

The Company is highly reliant on its network equipment, data and software to support all functions of the Company. The Company's conference calling service relies 100% on the network for its revenues. While the Company endeavors to provide for failures in the network by providing back up systems and procedures, there is no guarantee that these back up systems and procedures will operate satisfactorily in an emergency. Should the Company experience such a failure, it could seriously jeopardize its ability to continue operations. In particular ,should the Company's conference calling service experience even a short term interruption of its network, its ongoing customers may choose a different provider.

Dependence Upon Officers
------------------------

The Company is substantially dependent upon certain of its officers, including Russell D. Gentner, its Chairman, President and Chief Executive Officer and a principal stockholder of the Company. The loss of Mr. Gentner by the Company could have a material adverse effect on the Company. The Company currently has in place a key man life insurance policy on the life of Mr. Gentner in the amount of $2,000,000.

Dependence on Supplier and Single Source of Supply
--------------------------------------------------

The Company does not have written agreements with any suppliers. Furthermore, certain digital microprocessor chips used in connection with the Company's products can only be obtained from a single supplier and the Company is dependent upon the ability of this supplier to deliver such chips in accordance with the Company's specifications and delivery schedules. The Company does not have a written commitment from such sole supplier to fulfill the Company's future requirements. Although the Company maintains an inventory of such chips in an amount which it believes is sufficient to cover its requirements for three months and is attempting to develop alternate sources of supply, there can be no assurance that such chips will always be readily available, or if at all available, available at reasonable prices or in sufficient quantities, or deliverable in a timely fashion. If such chips or other key components become unavailable, it is likely that the Company will experience delays, which could be significant, in production and delivery of its products unless and until the Company can otherwise procure the required component or components at competitive prices, if at all. The lack of availability of these components could have a materially adverse effect on the Company.

Although the Company believes that most of the key components required for the production of its products are currently available in sufficient production quantities, there can be no assurance that they will remain available. Furthermore, suppliers of some of these components are currently or may become competitors of the Company, which might also affect the availability of key components to the Company. It is possible that other components required in the future may necessitate custom fabrication in accordance with specifications developed or to be developed by the Company. Also, in the event the Company, or any of the manufacturers whose products the Company expects to utilize in the manufacture of its products, is unable to develop or acquire components in a timely fashion, the Company's ability to achieve production yields, revenues and net income will be adversely affected.

Lack of Patent Protection
-------------------------

The Company currently relies on a combination of trade secret and nondisclosure agreements to establish and protect its proprietary rights in its products. There can be no assurance that others will not independently develop similar technologies, or duplicate or design around aspects of the Company's technology. In addition, several of the Company's employees have not signed confidentiality agreements regarding the Company's proprietary information. The Company believes that its products and other proprietary rights do not infringe any proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims in the future.

Government Funding and Regulation
---------------------------------

In the teleconferencing market, the Company is dependent on government funding to place its distance learning sales and courtroom equipment. In the event government funding were stopped, these sales would be negatively impacted. Additionally, many of the Company's products are regulated by governmental regulations. New regulations could significantly impact sales.

Dividends Unlikely
------------------

The Company has never paid cash dividends on its securities and does not intend to declare or pay cash dividends in the foreseeable future. Earnings are expected to be retained to finance and expand its business. Furthermore, the Company's revolving line of credit prohibits the payment of dividends on its Common Stock.

Potential Dilutive Effect of Outstanding Options
and Warrants and Possible Negative Effect of Future Financing
-------------------------------------------------------------

The Company has outstanding Options, Warrants and a Unit Purchase Option. The outstanding options are issued under the Company's 1990 Incentive plan which includes options to purchase up to 1,500,000 shares of Common Stock granted or available for grant. The Company issued Warrants that allow the holder to purchase one share of Common Stock at an exercise price of $1.50. There currently are 2,875,000 Warrants outstanding which expired September 22, 1997. The Company also granted the underwriter of the warrants an option to purchase a total of 125,000 units (a unit consists of three shares of common stock and warrants to purchase two shares of common stock) at $3.60 per unit. Holders of these Options, Warrants and Unit Purchase Options are given an opportunity to profit from a rise in the market price of the Company's Common Stock with a resulting dilution in the interests of the other stockholders. Further, the terms on which the Company may obtain additional financing during such periods may be adversely affected by the existence of the Warrants, the Unit Purchase Option and such other options. The holders of the Warrants, the Unit Purchase Option and such other options may exercise them at a time when the Company might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided therein. In addition, holders of the Unit Purchase Option have registration rights with respect to such option and the underlying securities, the exercise of which may involve substantial expense to the Company.

                        FINANCIAL STATEMENTS





                      Index to Financial Statements
                      -----------------------------

Report of Independent Auditors

Balance Sheets for June 30, 1997 and 1996.

Statements of Operations for fiscal years ended June 30, 1997, 1996, and 1995.

Statements of Cash Flows for fiscal years ended June 30, 1997, 1996, and 1995.

Statements of Shareholders' Equity for fiscal years ended June 30, 1997, 1996, and 1995.

Notes to Financial Statements




                         Report of Independent Auditors
                         ------------------------------


The Board of Directors and Shareholders
GENTNER COMMUNICATIONS CORPORATION

We have audited the accompanying balance sheets of Gentner Communications Corporation as of June 30, 1997 and 1996, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gentner Communications Corporation at June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.

                                                  ERNST & YOUNG LLP
                                                  /s/
Salt Lake City, Utah                              ----------------------
August 1, 1997 except for Note 13, as to which
the date is September 22, 1997

                     GENTNER COMMUNICATIONS CORPORATION
                                BALANCE SHEETS


                                                          June 30,
                                                  -----------------------
                                                     1997          1996
                                                  ----------    ----------
                           ASSETS
Current assets:
  Cash and cash equivalents . . . . . . . . . .   $   63,992   $  213,763
  Accounts receivable, less allowances of
    $115,000 in 1997 and $94,000 in 1996. . . .    1,682,254    1,556,436
  Inventory . . . . . . . . . . . . . . . . . .    2,668,761    3,229,765
  Other current assets  . . . . . . . . . . . .      136,177      111,743
                                                  -----------  -----------
    Total current assets  . . . . . . . . . . .    4,551,184    5,111,707

Property and equipment, net . . . . . . . . . .    2,493,287    1,514,629
Related Party Note Receivable . . . . . . . . .      139,000        -
Other assets, net . . . . . . . . . . . . . . .      152,383      153,874

    Total assets  . . . . . . . . . . . . . . .   $7,335,854   $6,780,210
                                                 ============  ===========

              LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Notes payable . . . . . . . . . . . . . . . .   $  722,997  $   916,041
  Accounts payable  . . . . . . . . . . . . . .      471,072      503,168
  Accrued expenses  . . . . . . . . . . . . . .      356,446      294,729
  Current portion of long-term debt . . . . . .      257,164      163,314
  Current portion of capital lease obligations.      254,951      138,787
                                                   ----------   ----------
    Total current liabilities . . . . . . . . .    2,062,630    2,016,039

Long-term debt. . . . . . . . . . . . . . . . .      687,274      427,250
Capital lease obligations . . . . . . . . . . .      784,354      163,163
                                                   ----------  -----------
    Total liabilities . . . . . . . . . . . . .    3,534,258    2,606,452

Commitments

Shareholders' equity:
  Common stock, 50,000,000 shares authorized,
    par value $.001, 7,663,405 and 7,662,375
    shares issued and outstanding at
    June 30, 1997 and 1996  . . . . . . . . . .        7,663        7,662
  Additional paid-in capital  . . . . . . . . .    4,423,482    4,422,747
  Accumulated deficit . . . . . . . . . . . . .     (629,549)    (256,651)
                                                   ----------  -----------
    Total shareholders' equity  . . . . . . . .    3,801,596    4,173,758
                                                   ----------  -----------
    Total liabilities and shareholders' equity.   $7,335,854   $6,780,210
                                                   ==========  ===========

                               See accompanying notes

                          GENTNER COMMUNICATIONS CORPORATION

                               STATEMENTS OF OPERATIONS

                                            Years ended June 30,
                                      -----------------------------------
                                       1997         1996         1995
                                       ----         ----         ----

Net sales  . . . . . . . . . . . . $13,371,851  $11,469,155   $11,106,078
Cost of goods sold . . . . . . . .   6,874,590    6,279,775     6,346,348
                                  ------------- ------------  ------------
  Gross profit . . . . . . . . . .   6,497,261    5,189,380     4,759,730

Operating expenses:
  Marketing and selling  . . . . .   3,572,882    2,394,415     2,355,900
  General and administrative . . .   2,006,998    1,406,786     1,539,291
  Product development  . . . . . .   1,046,757      929,132       802,062
                                  ------------- ------------  ------------
    Total operating expenses . . .   6,626,637    4,730,333     4,697,253
                                  ------------- ------------  ------------
    Operating income (loss). . .      (129,376)     459,047        62,477

Other income (expense):
  Interest income  . . . . . . . .       7,836        1,988        11,479
  Interest expense . . . . . . . .    (196,176)    (185,676)     (183,790)
  Other, net . . . . . . . . . . .     (18,282)       7,525        (5,329)
                                  ------------- ------------  ------------
    Total other income (expense) .    (206,622)    (176,163)     (177,640)
                                  ------------- ------------  ------------
Income (loss) before taxes . . . .    (335,998)     282,884      (115,163)

Provision for income taxes . . . .      36,900          900           900
                                  ------------- ------------  ------------

    Net income (loss)  . . . . .   $  (372,898)  $  281,984   $  (116,063)
                                  ============= ============  ============




Earnings (loss) per common share   $     (0.05)  $     0.04   $    (0.02)
                                  ============= ============  ============

                                 See accompanying notes

                         GENTNER COMMUNICATIONS CORPORATION
                              STATEMENTS OF CASH FLOWS

                                            Years ended June 30,
                                   ---------------------------------------
                                        1997         1996         1995
                                        ----         ----         ----
Cash flows from
   operating activities:
  Cash received from
    customers . . . . . . . .      $13,150,200   $ 11,569,740  $ 10,624,914
  Cash paid to suppliers
  and employees . . . . . . .      (12,153,205)   (10,824,274)  (11,937,537)
 Interest received . . . . .             7,836          3,863        10,229
  Interest paid  . . . . . .          (193,500)      (194,148)     (176,075)
  Income taxes (paid)
    refunded . . . . . . . .           (12,800)       (25,900)      243,643
                                   ------------   ------------   -----------

    Net cash provided by (used in)
     operating activities. .           798,531        529,281    (1,234,826)


Cash flows from investing activities:
  Purchases of property and equipment (623,949) (176,743) (632,397) Increase in capitalized software development and purchased software
  costs  . . . . . . . . . . . . . .         -              -       (95,700)
  Issuance of notes receivable . . .  (147,327)             -       (45,320)
  Repayment of notes receivable. . .     8,327         60,320         6,665
  Decrease (increase) in other assets (108,541)           139        75,584
                                    -----------    -----------   -----------

    Net cash used in investing
    activities . . . . . . . . . . .  (871,490)      (116,284)     (691,168)

Cash flows from financing activities:
  Proceeds from issuance of common
  stock . . . . . . . . . . . . . . .      736              -        73,125
  Exercise of warrants and employee
  stock options . . . . . . . . . . .        -        142,313             -
  Net (repayment) borrowing under line
  of credit . . . . . . . . . . . . . (193,044)      (308,959)    1,225,000
  Net financing of trade payables with
  short-term notes  . . . . . . . . .        -       (283,687)      283,687
  Proceeds from issuance of long-term
  debt  . . . . . . . . . . . . . . .  566,906        400,000       282,500
  Principal payments of capital lease
  obligations . . . . . . . . . . . . (238,378)      (135,825)     (172,554)
  Principal payments of long-term debt(213,032)      (132,314)      (80,350)

                                    -----------     ----------   -----------
    Net cash provided by (used in)
    financing activities. . . . . . .  (76,812)      (318,472)    1,611,408


                                               Years ended June 30,
                                      ---------------------------------------
                                           1997         1996         1995
                                           ----         ----         ----


Net increase (decrease) in cash and
cash equivalents  . . . . . . . . . .    (149,771)       94,525     (314,586)
Cash and cash equivalents at the
beginning of the year . . . . . . . .     213,763       119,238      433,824
                                         ---------    ----------  -----------

Cash and cash equivalents at the end
of the year . . . . . . . . . . . . .   $  63,992    $  213,763   $  119,238
                                        ==========   ===========  ===========

Reconciliation of net income (loss)
  to net cash provided by (used in)
  operating activities:
  Net income (loss) . . . . . . . . .   $(372,898)   $  281,984   $ (116,063)
  Adjustments to reconcile net income
    (loss) to net cash provided by (used
    in) operating activities:
    Depreciation and amortization of
    property an equipment . . . . . .     621,024       513,781      427,355
    Amortization of other assets. . .      52,654        41,258       23,265
    Gain on investments . . . . . . .      21,378       (36,895)           -
    Other . . . . . . . . . . . . . .      36,000        21,339        1,635
    Changes in operating assets and
    liabilities,
        Accounts receivable . . . . .    (125,818)       87,940     (307,258)
        Refundable income taxes . . .           -             -      245,343
        Inventory . . . . . . . . . .     561,004        95,101     (881,422)
        Other current assets  . . . .     (24,434)      (31,975)      (6,462)
        Accounts payable and accrued
        expenses  . . . . . . . . . .      29,621      (443,252)    (621,219)
                                      ------------   -----------  -----------

      Net cash provided by (used in)
      operating activities  . . . . .   $ 798,531    $  529,281  $(1,234,826)
                                      ============    ===========  ============

                         See Accompanying Notes


        SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

                                               Years ended June 30,
                                      ---------------------------------------
                                          1997         1996         1995
                                          ----         ----         ----
  Property and equipment financed by
  capital leases . . . . . . . . . .  $  975,732   $   25,490   $  127,113
                                      ==========   ==========   ==========

                               See accompanying notes

                         GENTNER COMMUNICATIONS CORPORATION

                         STATEMENTS OF SHAREHOLDERS' EQUITY

                                                       Retained
                                           Additional  Earnings       Total
                            Common   Stock   Paid-In (Accumulated  Shareholders'
                            --------------
                            Shares  Amount   Capital    Deficit)       Equity
                            ------  ------   -------    --------       ------

Balances at June 30,
1994 . . . . . . . . . .  7,338,375   7,338  4,171,633    (422,572)  3,756,399

  Issuance of common
  stock  . . . . . . . .    117,000     117     73,008        -         73,125

  Net loss . . . . . . .        -        -        -       (116,063)   (116,063)
                           --------   ------   ---------  ---------    --------

Balances at June 30,
1995 . . . . . . . . . .  7,455,375   7,455  4,244,641    (538,635)  3,713,461

  Exercise of employee
  stock options. . . . .    207,000     207    142,106        -        142,313

  Tax benefits allocated
    to contributed capital     -       -        36,000        -         36,000

  Net income . . . . . .       -       -          -        281,984     281,984
                          ---------  ------  ---------    --------  ----------

Balances at June 30, 1996 7,662,375  $7,662 $4,422,747   $(256,651) $4,173,758

  Issuance of common stock    1,030       1        735        -            736

  Net loss  . . . . . . .      -       -          -       (372,898)   (372,898)
                          ---------  ------  ---------     --------   ---------

Balances at June 30, 1997 7,663,405  $7,663 $4,423,482   $(629,549) $3,801,596
                          =========  ====== ==========    ========== ==========




                                See accompanying notes

                    GENTNER COMMUNICATIONS CORPORATION

                       NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
------------

Gentner Communications Corporation (the "Company"), designs and manufactures high-technology electronic equipment for the Teleconferencing, Telephone Interface, and Remote Site Control markets. The Company also provides domestic and international conference calling services. The Company grants credit without requiring collateral to substantially all its customers within these markets.

Summary of Significant Accounting Policies
------------------------------------------

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventory - Inventories are stated at the lower of cost (first-in, first-out) or market.

Revenue Recognition - Revenue from product sales is recognized at the time product is shipped, net of allowances for returns and uncollectible accounts. Revenue from service sales is recognized at the time the service is rendered, net of allowances for uncollectible accounts.

Property and Equipment - Property and equipment are stated at cost.
Depreciation and amortization are provided over the estimated useful lives of the respective assets using the straight-line method. In fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards (FAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" without a significant impact to operating results, financial position or cash flow.

Other Assets - Other assets consist primarily of intangible assets, which are stated at cost less accumulated amortization. The Company amortizes these costs on a straight-line basis over three to ten years. The Company performs an evaluation of these amounts on a periodic basis to determine that the recorded costs are not in excess of their net realizable value.

Earnings (Loss) Per Common Share -   Earnings (loss) per common share was
calculated using the modified treasury stock method, and was based on weighted average equivalent shares outstanding of 7,662,494, 7,639,698, and 7,338,697 for the years ended June 30, 1997, 1996, and 1995. Stock options and warrants to purchase common stock have been excluded from the computation of per share amounts in years when the effect was antidilutive.

Research and Development Costs - Research and development costs are expensed as incurred.

Software Development Costs - The Company capitalizes a portion of its software development costs. Both capitalized software development costs and purchased software costs are amortized on a straight-line basis over the estimated useful life of three years or the ratio of current revenue to the total current and anticipated future revenue, whichever provides for greater amortization. Amortization generally commences when the related products begin shipping. The total of purchased software costs and software development costs capitalized during the year ended June 30, 1995 was $95,700. Amortization expense recorded during the respective years ended June 30, 1997, 1996 and 1995 was $31,900, $31,900 and $13,292. Unamortized costs are stated at the lower of cost or net realizable value and are included in other assets net of accumulated amortization of $77,092 in 1997 and $45,192 in 1996.

Income Taxes - The Company provides for income taxes based on the liability method which requires the recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and these accompanying notes. Actual results could differ from those estimates.

Stock Based Compensation - The Company adopted FAS 123 "Accounting for Stock Based Compensation" effective July 1, 1996. FAS 123 defines a fair value-based method of accounting for and measuring compensation expense related to stock options and encourages adoption of the new standard. However, the statement allows entities to continue to measure compensation expense for stock-based plans using the intrinsic value-based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Company has elected to continue to account for stock-based compensation plans using the provisions of APB Opinion No. 25. Pro forma footnote disclosure of net income has been made as if the fair value based method of accounting defined in the statement had been applied.

Advertising Expenses- Advertising expenses are expensed as incurred. Advertising expense for fiscal year 1997 was $598,500, $331,300 in fiscal 1996, and $362,300 in fiscal 1995.

2.  Significant Customer
    --------------------

The Company sells a substantial portion of its products to a major distributor in the Telephone Interface and Remote Site Control product areas. For the fiscal years ended June 30, 1997, 1996, and 1995, sales to this distributor aggregated to $1,551,811 (12%) , $1,223,438 (11%), and $1,946,775 (18%),
respectively.  At the
end of those years amounts due from this customer were $77,920, $80,983, and $239,973, respectively.

3.  Financial Instruments
    ---------------------

The carrying values of cash and cash equivalents, the note receivable, accounts receivable and payable, the Company's line of credit, and accrued liabilities all approximate fair value due to the short-term maturities of these assets and liabilities. The carrying values of virtually all long-term notes payable also approximate fair value due to the fact that applicable interest rates fluctuate based on market conditions.

4.  Inventory
    ---------

Inventory is summarized as follows:

                                                       June 30,
                                                ------------------------
                                                    1997          1996
                                                    ----          ----

Raw Materials                                   $   897,481  $   962,504
Work in progress                                    648,712      866,279
Finished goods                                    1,122,568    1,400,982
                                                ------------ -----------
   Total Inventory                              $ 2,668,761  $ 3,229,765
                                                ------------ -----------


5.  Property and Equipment
    ----------------------

Major classifications of property and equipment and estimated useful lives are as follows:

Office furniture and equipment - 5 to 10 years  $ 3,174,708  $ 2,169,500
Manufacturing and test equipment - 5 to 10 years  1,616,125    1,195,637
Telephone bridging equipment - 10 years             593,070      443,347
Vehicles - 3 to 5 years                              22,318       22,318
                                                ------------ ------------
                                                  5,406,221    3,830,802
Accumulated depreciation and amortization        (2,912,934)  (2,316,173)
                                                ------------ ------------
   Net property and equipment                   $ 2,493,287  $ 1,514,629

6.  Other Assets
    ------------

Other assets consist principally of deposits, insurance policy cash values, capitalized software costs, purchased technology, and deferred taxes. Amortization is computed on a straight-line basis over three to ten years for those assets with limited useful lives. Accumulated amortization was $168,243 and $115,588 at June 30, 1997 and 1996, respectively.

7.  Line of Credit
    --------------

The Company maintains a line of credit ($722,997 outstanding, $2.5 million available at June 30, 1997 and $916,041 outstanding, on $1,750,000 available at June 30, 1996) with a commercial bank that expires October 24, 1997 and which the Company anticipates renewing beyond that date. Borrowings accrue interest at a rate of anywhere from three to five basis points over the London Interbank Offered Rate (LIBOR) (10.7% as of June 30, 1997). The weighted average interest rate as of June 30, 1997 and 1996, respectively, was 11.00 %, 9.8% and 9.6%.
The terms of the line of credit prohibit the payment of dividends and require the Company to maintain other defined financial ratios and restrictive covenants. No compensating balance arrangements are required.

8.  Long Term Debt
    --------------

Long-term debt consists of the following:

                                                         June 30,
                                                -------------------------
                                                    1997         1996
                                                    ----         ----

8.5% note due to a financial institution,
with monthly payments of $4,008, due April
1997, secured by manufacturing and test
equipment                                       $     -      $    38,565

1.5% over prime note due to a financial
institution, with monthly payments of
$5,486 due July 1999, secured by
manufacturing and test equipment                   140,983       194,917

1.5% over prime note due to a financial
institution, with monthly payments of
$8,579, due September 2000, secured
generally by equipment, furniture, and
other intangible assets                               -          357,082

9.25% note due to a financial institution,
with monthly payments of $8,069, due
February 2001, secured generally by
equipment, furniture and other assets              292,849

11.50 note due to a financial institution with
monthly payments of 14,851, due December 2000,
secured by furniture                               510,606          -
                                                 ----------- ------------
                                                   944,438       590,564

Less current portion                              (257,164)     (163,314)
                                                 ----------- -----------
   Total long term debt                         $  687,274   $   427,250
                                                 ----------- ------------

Annual principal installments of long-term debt are $257,164, $285,627, $263,698, $137,949 and $0 for the years ending June 30, 1998, 1999, 2000, 2001, and 2002, respectively.

9.  Leases
    ------

The Company has entered into capital leases with finance companies to finance the purchase of certain furniture and equipment. Property and equipment under capital leases are as follows:

                                                       June 30,
                                                -------------------------
                                                    1997         1996
                                                    ----         ----

Office furniture and equipment                  $   842,238  $   352,877
Manufacturing equipment                             496,718       92,582
Telephone and bridging equipment                    477,042      327,520
Vehicles                                             22,318       22,318
                                                ------------ -----------
                                                  1,838,316      795,297
Accumulated Amortization                           (810,477)    (606,886)
                                                ------------ -----------
   Net property and equipment under
   capital leases                               $ 1,027,839  $   188,411
                                                ------------ ------------

Future minimum lease payments under capital leases and noncancelable operating leases with initial terms of one year or more are as follows:

                                                  Capital     Operating
                                                  -------     ---------

For years ending June 30:
   1998                                         $   370,586  $   288,703
   1999                                             314,570      308,488
   2000                                             281,362      308,488
   2001                                             265,202      329,856
   2002                                             130,787      329,856
   Thereafter                                          -         813,607
                                               ------------- ------------
      Total minimum lease payments                1,362,507    2,378,998
                                                               =========
Less use taxes                                      (78,637)
                                                ------------
      Net minimum lease payments                  1,283,870
Less amount representing interest                  (244,566)
                                                ------------
      Present value of net minimum lease
      payments                                    1,039,304
Less current portion                               (254,950)
                                                ------------
      Capital lease obligation                  $   784,354
                                                ============


Certain operating leases contain escalation clauses based on the consumer price index. Rental expense, which was composed of minimum rentals under operating lease obligations, was $245,996, $144,877, and $146,755 for the years ended June 30, 1997, 1996, and 1995, respectively. The Company's operating lease on its facility, which expires 2007, provides for renewal options extending the terms an additional ten years. Rates charged would be at prevailing market rates at the time of renewal.

10.  Royalty Agreements
     ------------------

The Company is a general partner in two limited partnerships, Gentner Research Ltd. ("GRL"), and Gentner Research II, Ltd. ("GR2L"), both related parties. GRL sold the proprietary interest in a remote control product line to the Company in exchange for royalty agreements in 1987 and 1988. Royalty expense under the agreements with GRL for the years ended June 30, 1997, 1996, and 1995, was $45,100, $29,400, and $17,900, respectively. In fiscal year 1997, GR2L sold the proprietary interest in a new remote site control product to the Company in exchange for a royalty agreement. Royalty expense under this agreement with GR2L for the year ended June 30, 1997 was $36,588. As of June 30, 1997 GR2L owed the Company $139,000 which is a note receivable from the partnership to the Company.

The terms of the note are such that 50% of all the royalty proceeds will be applied to the note first. The note is payable in full on April 30, 2001, and the interest rate on the note is equal to the Company's cost of short term funds. As of June 30, 1996, GR2L owed the Company $24,379 which was reimbursement for expenses the Company incurred on behalf of the partnership.

11.  Income Taxes
     ------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                       June 30,
                                                ------------------------
                                                    1997         1996
                                                    ----         ----

Deferred tax liabilities:
   Tax over book depreciation                   $   164,000  $   149,000
   Unamortized software costs                         7,000       19,000
                                                ------------ ------------
    Total deferred tax liabilities                  171,000      168,000

Deferred tax assets:
   Accounts receivable and other reserves            29,000       21,000
   Capital loss carryforward                           -           4,000
   Inventory reserves                                34,000       20,000
   Product warranty accruals                          8,000        4,000
   Net operating loss carryforwards                 504,000      388,000
   Tax credit carryforwards                         245,000      245,000
                                               ------------- ------------
    Total deferred tax assets                       820,000      682,000
   Valuation allowance for deferred tax assets     (649,000)    (478,000)
                                               ------------- -----------
    Net deferred tax assets                         171,000      204,000
                                               ------------- ------------
    Net deferred taxes                          $      -     $    36,000
                                               ------------- ------------

Significant components of the provision for income taxes are as follows:


                                     Years Ended June 30
                               ---------------------------------
                                 1997         1996        1995
                                 ----         ----        ----

Current:
 Federal                      $    -       $    -      $    -
 State                             900          900         900
 Tax benefits allocated
 to contributed capital            -         36,000         -
                              ---------    ---------   ---------
  Total current                    900       36,900         900
                              ---------    ---------   ---------

Deferred:
 Federal                        33,000      (33,000)        -
 State                           3,000       (3,000)        -
                               --------    ---------   ---------
  Total deferred                36,000      (36,000)        -
                               --------    ---------   ---------
                              $ 36,900     $    900    $    900
                               --------    ---------   ---------

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is as follows:

                                     Years Ended June 30
                               ---------------------------------
                                 1997         1996        1995
                                 ----         ----        ----

Tax at federal statutory rate  (34.0) %     (34.0) %    (34.0) %
Increase (reduction) in
computed tax rate resulting
from:
 State income tax, net of
 federal effect                 (3.5)         3.2        (3.5)
 Valuation allowance            45.8        (14.9)       20.0
 Nondeductible expenses
 applicable to R & D
 tax credit                        -            -        12.1
 Federal income tax credits
 generated                         -        (20.9)          -
 Statutory tax disallowance
 of entertainment expenses       1.0          0.8         3.4
 Nondeductible life insurance
 premiums                          -          0.3         0.8
 Utilization of capital loss
 carryforward                      -         (2.1)          -
 Nondeductible intangible asset
 amortization and other          0.6         (0.1)        2.0
                               --------   ---------     -------
                                 9.9 %       0.3 %       0.8 %
                               --------   ---------     -------

At June 30, 1997, for income tax purposes the Company had net operating loss and research and development tax credit carryforwards of approximately $1,344,000 and $234,000 respectively, that expire beginning in 2009.

12.  Stock Options
     -------------

The Company's 1990 Incentive Plan has shares of common stock available for issuance to employees and directors. Provisions of the Plan include the granting of stock options. Stock options vest over a five year period at 10%, 15%, 20%, 25% and 30% per year over years one through five. On August 7, 1996 the Board of Directors approved an increase in the number of shares available under the Plan from 700,000 to 1.5 million. The Plan expires June 30, 2010. Changes in the number of stock options granted under the Plan are as follows:

                                                                 Weighted
                                                                 Average
                                                 Price Range     Exercise
                                 Shares           Per Share        Price
                                 ------          -----------     --------

Year ended June 30,
1997:
   Granted. . . . . . . . . . .  595,000        $.071 to $.081     $0.79
   Exercised. . . . . . . . . .     -                  -
   Expired and canceled . . . .  (55,000)       $0.69 to $0.84     $0.72
   Outstanding. . . . . . . . .  920,000        $0.69 to $0.84     $0.78
   Outstanding. . . . . . . . .   20,000             $1.81         $1.81
   Exercisable. . . . . . . . .  271,500        $0.69 to $0.84     $0.73
   Exercisable. . . . . . . . .   12,500             $1.81         $1.81

1996:
   Granted. . . . . . . . . . .  140,000             $0.84         $0.84
   Exercised. . . . . . . . . . (207,000)            $0.69         $0.69
   Expired and canceled . . . .  (23,000)       $0.69 to $0.84     $0.82
   Outstanding. . . . . . . . .  400,000        $0.69 to $1.81     $0.80
   Exercisable. . . . . . . . .  209,500        $0.69 to $1.81     $0.78

1995:
   Granted. . . . . . . . . . .   25,000              $.81         $.81
   Exercised. . . . . . . . . .     -                 -
   Expired and canceled . . . .  (11,000)       $0.69 to $0.88     $0.85
   Outstanding. . . . . . . . .  490,000        $0.69 to $1.81     $0.74
   Exercisable. . . . . . . . .  396,500        $0.69 to $1.81     $0.70

There were 279,500 options available for future grant at June 30, 1997.

On June 30, 1993 the Company registered with the Securities and Exchange Commission all shares of common stock previously issued or issuable under the Plan.

The Company has applied Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plan. No compensation expense has been recognized for the stock option plan because the exercise price of the options equals the market price of the underlying stock on the date of the grant. If compensation expense for the Company's stock based compensation plan had been determined consistent with FAS 123 "Accounting and Disclosure of Stock-based Compensation", the Company's net income (loss) would have been the pro forma amount indicated below:




                                           Fiscal Year
                                        1997          1996
                                        ------------------

As reported:
          Net Income                  $ (372,898)   $281,984
          Earnings per share          $    (0.05)   $   0.04

Pro Forma:
          Net Income                  $ (460,116)   $264,941
          Earnings per share          $    (0.06)   $   0.03




The pro forma results above are not likely to be representative of the effects of applying FAS 123 on reported net income (loss) for future years as these amounts only reflect the expense from two years.

The weighted-average grant-date fair value of options granted during Fiscal 1997 and Fiscal 1996 was $0.50 and $0.36, respectively. The fair value of each option grant is estimated on the date of the grant using the minimum value as defined by FAS 123 using the Black-Scholes model and the following assumptions for Fiscal 1997 and Fiscal 1996: expected dividend yield, 0%; risk-free interest rate, 6.0%; expected price volatility, 55.1%; and average expected life of options, 5 years. The weighted average remaining contractual life of options outstanding at June 30, 1997 was 5.27 years, excluding the 20 ,000 options with an exercise price of $1.81, for which the weighted average remaining contractual life is 3 years.

13.  Warrants
     --------

During 1991, the Company filed a registration statement with the Securities and Exchange Commission in connection with a secondary public offering of 1,437,500 units. Each unit consisted of three shares of common stock and two redeemable common stock purchase warrants. As of June 30, 1997 there were 2,874,025 warrants outstanding. No warrants were exercised during fiscal 1997, 1996, or 1995.

Each warrant entitled the registered holder to purchase one share of the Company's common stock at an exercise price of $1.50. The warrants expired on September 22, 1997. The warrants were redeemable by the Company on 30 days prior written notice at a redemption price of $.05 per warrant if the NASDAQ closing bid price of the common stock equals or exceeds $2.50 per share for any 30 consecutive trading days ending within 15 days of the redemption notice.

The Company also granted the underwriter an option to purchase a total of 125,000 units at $3.60 per unit, each unit consisting of three shares of common stock and warrants to purchase two shares of common stock. The option expired September 22, 1997. On exercise of all or a portion of the option, these particular warrants would carry an exercise price of $3.60 per share of common stock, and would not be redeemable.

14.  International Sales
     -------------------

The Company provides products to the Telephone Interface, Remote Site Control markets, and products and services to the Teleconferencing markets. These products and services are all marketed and distributed from, designed and manufactured, and service provided at the Company's facilities in Salt Lake City , Utah.

The Company ships products to unaffiliated distributors in worldwide markets.
In fiscal 1997, 1996 and 1995, respectively, such international sales were $2,183,000, $1,454,000 and $1,420,000, and accounted for 15%, 13%, and 13% of total sales. During those years the Company shipped the following amounts, respectively, to the following areas: Canada - $724,000, $357,900, and $341,000 ; Asia - $451,400, $519,000 and $579,800; Europe - $580,600, $361,000, and
$197,900;  Latin America - $158,800, $31,300 and $78,700;  Other Areas -
$268,200, $183,900, and $221,600.

15.  Retirement Savings and Profit Sharing Plan, and Employee Stock Purchase
     Plan
     -----------------------------------------------------------------------

The Company has a 401(k) retirement savings and profit sharing plan in which it makes discretionary matching contribution, as authorized by the Board of Directors. All full-time employees who are at least 21 years of age and have a minimum of six months of service with the Company at the plan date are eligible to participate in the plan. Matching contributions, if made, are based upon amounts participating employees contribute to the plan. The Company's retirement plan contributions for the 1997, 1996, and 1995 fiscal years totaled $0, $16,148, and $10,375, respectively.

During 1997, the Company implemented an employee stock purchase plan (the "Plan"), which Plan is scheduled for submission to the shareholders of the Company for their approval at the 1997 Annual Shareholders Meeting. Under the Plan, employees may purchase shares of common stock at the quoted market price of the Company's common stock by the NASDAQ National Market System as of the purchase date. In addition, the Company contributes to the account of each participant, one share for every nine shares purchased by the participant. Employees are eligible to participate in the Plan after 90 days continuous employment. The maximum number of shares to be issued under the Plan is 500,000 shares. Employee purchases and employer contributions under the Plan were not significant during fiscal 1997.

Annual Report on Form 10-KSB
----------------------------

The Company will provide, at the written request of any record beneficial shareholder of record as of September 30, 1997, a copy of the Company's Annual Report on Form 10-KSB. Requests for copies of the Company's Form 10-KSB should be mailed to:

Gentner Communications
1825 Research Way
Salt Lake City, UT  84119
Attention:  Susie Strohm